PRESS RELEASE

New Afton Cu-Au Project

Resource Increased at Depth

Mineralization Still Open

March 20 2007, Vancouver, British Columbia – New Gold Inc. (NGD:TSX/AMEX) is pleased to release the resource estimation for the new mineralized Zone (C Zone) which is located vertically below the existing resource (Main Zone) at its New Afton Project, located 10 kilometres west of Kamloops, British Columbia, Canada.  The description of the intersections which outlined the C Zone was provided in the press release of November 8, 2006.

The new resource estimate is compliant with National Instrument 43-101.  It was independently estimated by Qualified Person David W. Rennie, P.Eng, of Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”).  The following metal prices were used in the resource estimation, consistent with those used in the estimation of the Main Zone Resource (September 21, 2006) – Copper (Cu) US$1.20/lb; Gold (Au) US$450/oz; and Silver (Ag) US$5.25/oz.

The highlights are:

•

The C Zone resource increases the overall resource on the New Afton Cu-Au Project by approximately 8 million tonnes (at a CDN$10 cut-off).

•

The Au grade of the C Zone is higher than that of the Main Zone.

•

Mineralization is present to a depth of at least 1.1 kilometers below surface and remains open at depth.

In announcing this information Chris Bradbrook, President and CEO, commented: “The resource for the C Zone was not included in the analysis of the potential mining operation conducted within the, soon to be released, Feasibility Study.  Consequently, we believe our demonstrated ability to continue to outline new mineralization, and add to the resource base at the New Afton Project, supports our belief in its long term potential.”

C ZONE RESOURCE ESTIMATION

Table 1

C Zone Inferred Resource

At $1.20 Cu, $450 Au, and $5.25 Ag

Cut-Off (CDN$/T)	Tonnage	Grades			Contained Metal		Dollar Value Per Tonne (CDN$)*
		Cu (%)	Au (g/t)	Ag (g/t)	Cu (m. lbs)	Au (m. oz)
$20	6,150,000	1.14	1.01	1.82	154	0.200	40.98
$15	6,590,000	1.10	0.97	1.75	160	0.206	39.41
$10	7,940,000	0.96	0.88	1.55	168	0.225	34.89

* Recovered value, assuming metallurgical recoveries of 90% for Cu and Au, and 75% for Ag,

and a CDN$:US$ Exchange Rate of 0.88

The new resource was estimated by Ordinary Kriging, and used the results of 11 underground diamond drill holes and 1 surface hole.  The mineralization is all Hypogene, or primary, with chalcopyrite being the dominant Cu-bearing mineral.  A specific gravity of 2.61 t/m3 was used in the estimation (consistent with that used in the Main Zone estimate).  The drill density was sufficient only to place the resource in the Inferred category.  Additional infill drilling will be required to increase the confidence level in the resource and upgrade it to the Indicated and/or Measured categories.

The mineralization is contained within 2 separate blocks (east and west) which cover a combined total strike length of approximately 700 metres (m), and each of which has a maximum vertical extent of more than 300m (see attached longitudinal section).  The lower limit of the mineralization is constrained by available information, and it remains open at depth.  Additional drilling below the resource is required to determine the true extent of the C Zone.  The Company is currently assessing potential options to conduct this work.  Relative to the Main Zone, the C Zone has higher gold grades, but lower copper grades.

Of the 2 blocks, the western one is the more significant with greater widths and higher grades.  The resources in each block are summarized in Tables 2 and 3.  The eastern block is separated from the Main Zone, while the western block is, in places, contiguous with the Main Zone (see cross section 3200E).

Table 2

C Zone Inferred Resource – East Block

At $1.20 Cu, $450 Au, and $5.25 Ag

Cut-Off (CDN$/T)	Tonnage	Grades			Dollar Value Per Tonne (CDN$)*
		Cu (%)	Au (g/t)	Ag (g/t)
$20	1,730,000	1.04	0.56	1.82	32.79
$15	1,970,000	0.97	0.55	1.71	30.94
$10	2,580,000	0.82	0.53	1.52	27.03

* Recovered value, assuming metallurgical recoveries of 90% for Cu and Au, and 75% for Ag,

         and a CDN$:US$ Exchange Rate of 0.88

Table 3

C Zone Inferred Resource – West Block

At $1.20 Cu, $450 Au, and $5.25 Ag

Cut-Off (CDN$/T)	Tonnage	Grades			Dollar Value Per Tonne (CDN$)*
		Cu (%)	Au (g/t)	Ag (g/t)
$20	4,410,000	1.18	1.18	1.82	44.20
$15	4,620,000	1.15	1.16	1.77	43.03
$10	5,360,000	1.03	1.05	1.57	38.67

* Recovered value, assuming metallurgical recoveries of 90% for Cu and Au, and 75% for Ag,

         and a CDN$:US$ Exchange Rate of 0.88

TOTAL PROJECT RESOURCES

The Measured and Indicated Resources of the Main Zone and the Inferred Resources of the C Zone are presented together in Table 4 (using the CDN$10 cut-off)

Table 4

New Afton Project Resource

At $1.20 Cu, $450 Au, and $5.25 Ag

CDN$ 10 Cut-Off

Zone	Tonnage	Grades			Contained Metal		Dollar Value Per Tonne (CDN$)*
		Cu (%)	Au (g/t)	Ag (g/t)	Cu (m. lbs)	Au (m. oz)
MAIN ZONE
Measured	43,250,000	1.12	0.83	2.68	1,065	1.154	37.26
Indicated	22,410,000	0.84	0.66	2.42	415	0.476	28.34
C ZONE
Inferred	7,940,000	0.96	0.88	1.55	168	0.225	34.89

* Recovered value, assuming metallurgical recoveries of 90% for Cu and Au, and 75% for Ag,

and a CDN$:US$ Exchange Rate of 0.88

RESERVES AND RESOURCES

It is important to note that the resources from the C Zone were not used in the calculation of reserves in the, soon to be released, Feasibility Study.  This study used only reserves generated from the Measured and Indicated resources of the Main Zone.  Reserves will be a sub-set of (i.e. less than) the amount of the Main Zone resources.  The amount of resources converted to reserves depends on cave dimensions, the anticipated extent of dilution, and metal price assumptions.  The ultimate grade of the reserve is a function of the extent of dilution together with the grade of diluting material.

PROJECT UPDATE

Work on the Feasibility Study is now nearing completion. The primary purpose of this Study is to determine the economic parameters of, and potential for, developing the New Afton Project into a new underground mine.  New Gold’s desire is to provide the results of this study by March 31, 2007.  The permit application process is continuing well.  Currently, the Company is addressing the questions which have been put forward by various parties, including relevant government agencies.  In addition, the Government of B.C. is conducting its required consultations with the local First Nations (Kamloops Indian Band and Skeetchestn Indian Band).

In order to be in a position to expedite development, Cementation Canada Inc., who has been appointed as the underground mining contractor, is currently mobilizing to site, and is scheduled to commence underground work by the end of this month.  In addition, the Company has commenced the process of ordering the longest lead-time item, which is the 11,000 tonne per day SAG Mill, by making payments for its principal components, in order that the Company’s stated goal, to commence production in 2009, remains a possibility.

The Company now has 2 diamond drills exploring from surface.  Initially the priority target area is to the south of the Hanging Wall Fault (to the South of the Main Zone).  South of the Fault, 2 lenses of Mineralization (Hanging Wall lenses) are present, which contain approximately 10% of the Measured and Indicated resources of the Main Zone.  These lenses were not used in the calculation of the reserves.  Very little drilling has been completed south of this fault, yet the possibility exists that additional Cu-Au mineralization could be present at depth and along strike, and down plunge, to the west.  In previous press releases New Gold had described a program of deep drilling from surface to test the potential for mineralization at significantly greater depths than the current resource.  Due to technical difficulties, this program was unsuccessful in intersecting the target interval, and the Company is currently reviewing alternate strategies to test the potential for mineralization at depth.

QUALIFIED PERSON

The C Zone Inferred resource was prepared and approved by Qualified Person (under National Instrument 43-101) David W. Rennie, P. Eng., of Scott Wilson RPA - a well known Canadian geological and mining consulting company which is responsible for the resource and geology sections of the Feasibility Study.  This press release has been reviewed and approved by New Gold’s Chief Geologist – Brian O’Connor P. Geo, who is a Qualified Person (under National Instrument 43-101).

A Quality Assurance/Quality Control Program (QA/QC) was previously established under the direction of Scott Wilson RPA.  Samples are analyzed at Eco Tech Laboratories of Kamloops, British Columbia, Canada (“The Laboratory”).  Copper is analyzed through Aqua Regia digestion with AA finish.  Samples containing native copper are analyzed for “metallic” copper.  Gold is analyzed using a Fire Assay with an AA finish on a 30 gram sample.  The accuracy of analyses is constantly monitored by systematically submitting duplicate samples and control (or standard) samples to the Laboratory for analysis.

New Gold continues to be in excellent financial condition with a current cash position of approximately CDN$61 million and no debt.  The Company has only 24.0 million shares outstanding and 30.5 million shares fully diluted.

For further information on New Gold Inc. and the New Afton Project, please contact:

Chris Bradbrook

President and Chief Executive Officer

New Gold Inc.

601 - 595 Howe Street, Vancouver, B.C. V6C 2T5
Tel: 877-977-1067 or 604-687-1629, Fax: 604-687-2845
Email: invest@newgoldinc.com
Website: www.newgoldinc.com

Certain of the statements made and information contained herein is “forward- looking information” within the meaning of the Ontario Securities Act or “forward-looking statements” within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to the interpretation of drill results and the estimation of mineral resources and reserves, the geology, grade and continuity of mineral deposits, the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations, metal recoveries, accidents, equipment breakdowns, title matters and surface access, labour disputes or other unanticipated difficulties with or interruptions in production, the potential for delays in exploration or development activities or the completion of feasibility studies, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, currency fluctuations, failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described under Risk Factors Relating to the Company’s Business in the Company’s Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of copper and gold, that the feasibility study will confirm that a technically viable and economic operation exists, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within British Columbia and Canada will continue to support the development of environmentally safe mining projects so that the Company will be able to commence the development of the New Afton project within the timetable to be established by the feasibility study. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

Cautionary note to U.S. investors concerning estimates of Measured and Indicated Resources, and the use the terms “measured” and “indicated resources.”  We advise U.S. investors that, while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them.  U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

WARNING:  The Company relies upon litigation protection for “forward-looking” statements.